January 20, 2010

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:         Spicy Pickle Franchising, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 000-53000

Dear Ms. Cvrkel:

On behalf of Spicy Pickle Franchising, Inc. (the “Company”), we are responding to the comments of the Staff in its letter dated December 15, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis

-Critical Accounting Policies and Estimates, page 19

1.
We note from your response to our prior comment 1 that you will include the proposed disclosure in your MD&A section in future filings.  However, we are still unclear as to whether this disclosure will be presented for each reporting unit that is at risk of failing step one of the impairment test.  Please confirm to us that you will include the requested disclosures for each reporting unit that is at risk of failing step one of the impairment test (rather than just the operating segment), including the amount of goodwill allocated to each reporting unit.  As part of your response, please tell us how you determine the reporting units for purpose of your goodwill impairment analysis.

Response:   Our disclosure will be presented for each reporting unit that is at risk of failing step one of the impairment test.

We determine our reporting units in accordance with the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 Segment Reporting (“ASC 280”).  We look at the following specific items:

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

a)  The nature of the products and services
b)  The nature of the production processes
c)  The type or class of customer for their products and services
d)  The methods used to distribute their products or provide their services

In doing our analysis we determined that the there are two distinct reporting units to which goodwill applies — the first being our units which operate as franchisor of our restaurant concepts and the second being our restaurant operations.  We perform the impairment testing on each of these units separately and will disclose as appropriate.

Note 11. Business Segment Information, page 49

2.
We note from your response to our prior comment 14 that the capital expenditures amount in Note 11 includes the investing activities on the cash flow statement as well as the goodwill acquired in the Bread Garden acquisition.  Please explain to us how the $500,000 note payable issued for the March 2008 acquisition has been included in the total capital expenditures amount disclosed in Note 11.

Response:   After reviewing the amounts included in Note 11, we found that we inadvertently excluded the $500,000 from the total capital expenditures.  This will be corrected when we file our upcoming 10-K.

Form 10-Q for the quarter ended June 30, 2009

Balance Sheets, page 3

3.
We note from your response to our prior comment 17, that at this point in time the non-controlling interest is not responsible for any loss or entitled to any profits.  Please explain to us, and disclose in future filings, the nature and terms of the agreement with the non-controlling interest, and specifically discuss how the non-controlling interest shares in profit or loss of the company.

Response:   Per our agreement, the non-controlling interest, an individual, receives a guaranteed payment of $60,000 per year.  He is responsible for the day to day operations of the entity.  This amount is included in the operating expenses of that entity.  We fund the losses, if any, of the entity.  The non-controlling interest does not receive any portion of income until such time as we have fully recovered the sum of accumulated losses and cumulative guaranteed payments from profitable operations.  After that point, we share in the income with 60 percent to us and 40 percent to the non-controlling interest.  We will disclose in future filings the nature and terms of the agreement with the non-controlling interest.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

Form 10-Q for the quarter ended September 30, 2009

Balance Sheet

4.
We note that you have recorded deferred compensation as a debit to equity and it appears from Note 7 that this amount relates to the issuance of stock to a consultant in lieu of future cash payments under a contract for services to be rendered from July 1, 2009 until September 1, 2012.  It appears that this amount would be more appropriately classified as a prepaid expense and presented as an asset on the balance sheet, rather than an offset to equity.  Refer to the guidance in FASB ASC 505-50-25-7.  Please advise or revise future filings accordingly.

Response:   We have reviewed the guidance in FASB ASC 505-50-25-7 and 505-50-45-1 and determined that the more appropriate classification should be as a prepaid expense and will revise future filings.

Note 7. Stockholders’ Equity

5.
We note that on September 22, 2009, you converted all shares of Convertible Preferred stock into cash and stock.  In light of the fact that the conversion rate was not consistent for all shares of Preferred Stock converted to common shares, please explain to us how you determined both the cash and stock conversion rates and explain to us any differences in this conversion rate from the original terms of the Preferred Stock.

Response:   The original terms of the Preferred Stock were for conversion at $0.85 per share with a reset provision lowering the conversion price to the price per share of any future equity raise to match the amounts per share.  We were in need of additional capital and the original terms were making it difficult to attract additional investment.

After discussion with the preferred shareholders, we made an offer to all of the preferred shareholders giving them a choice of either having us (A) redeem approximately 23 percent of their holdings for cash, and converting the balance at a rate of $1.25 per share, or (B) converting all of their shares at a rate of $0.425 per share.  Three of the preferred shareholders were in need of cash and accepted the terms of the first option and the remaining shareholders accepted the second option.

The following is a summary of the redemption and conversion:

Number of Preferred Shares	Preferred Shares Redeemed	Amount of Cash	Preferred Shares Converted	Actual Conversion Rate per Share	Original Conversion Rate per Share
402.00	94.12	$799,998	307.88	$1.25	$0.85
236.88	none	-	236.88	$0.425	$0.85

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

6.
We note that in connection with the September 2009 agreement with the holders of the Preferred shares, the warrants were amended to lower the exercise price to $.20 per share and extend the expiration date to September 22, 2014.  Please tell us how you accounted for this modification to the exercise price of the warrants, including the amount of any expense recorded.

Response:   The lowering of the exercise price of the warrants was part of a transaction in our own equity capital stock.  We followed the guidance in ASC 505-10-25 which states that adjustments or charges or credits resulting from transactions in the entity's own capital stock shall be excluded from the determination of net income or the results of operations under all circumstances.  We previously recorded $873,821 for the value of warrants originally issued in connection with the preferred stock offering and recorded that amount in the equity section as Common Stock Warrants.  We calculated the value of the warrants as reissued and adjusted the amount shown on the balance to reflect the recalculated value.  Accordingly, we did not recognize any expense for this transaction.

7.
We note your disclosure that you issued 53,545 shares of common stock in lieu of a cash payment of accounts payable of $46,361 and the number of shares issued was determined by negotiation with the creditor.  Please tell us how you determined the value of the shares issued.  For example, please tell us how you determined whether a gain or loss should be recognized on the issuance of the shares.

Response:   After consideration of guidance in ASC 505-50-30, we will use the value of the shares on the date that the creditor accepted the shares in lieu of a cash payment.  The value of the shares was $12,300.  We will recognize a gain of $34,061 in the 2009 results of operation.

Note 9. Stock-Based Compensation

8.
We note from your disclosure that during September 2009 you reduced the exercise price of all the outstanding options to $.20 per share and as a result recognized additional compensation expense determined by calculating the fair value of the options immediately before the modification less the fair value of the options as modified.  Please tell us, and disclose in future filings, the assumptions used to determine the fair value of the options both immediately before and after the modification.

Response:   The following assumptions were used in calculating the value of options immediately before reducing the price of the employee options:
Stock trading price — $0.155 per share
Exercise price — various prices based on the original grant
Term – 1.34 years
Volatility – 41.97%
Dividend rate – 0
Discount rate (Bond Yield) – 0.388%

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
January 20, 2010

The following assumptions were used in calculating the value of options immediately after reducing the price of the employee options:
Stock trading price — $0.155 per share
Exercise price — $0.20 per share
Term – 1.34 years
Volatility – 41.97%
Dividend rate – 0
Discount rate (Bond Yield) – 0.388%

We will disclose the above information in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

cc:  Spicy Pickle Franchising, Inc.